UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

JUPITER WELLNESS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

48208F105

(CUSIP Number)

May 11, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48208F105	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS Greentree Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,938,496(1)
	6.	SHARED VOTING POWER 255,000(1)
	7.	SOLE DISPOSITIVE POWER 1,938,496(1)
	8.	SHARED DISPOSITIVE POWER 255,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,193,496(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%(1) (Based upon 22,156,528 outstanding shares of common stock as of May 13, 2022)
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 48208F105	13G	Page 2 of 4 Pages

Item 1.

(a)	Name of Issuer JUPITER WELLNESS, INC.

(b)	Address of Issuer’s Principal Executive Offices 1061 E. Indiantown Rd., Ste. 110, Jupiter, FL 33477

Item 2.

(a)	Name of Person Filing Greentree Financial Group, INC. Robert C. Cottone is the Vice President of Greentree Financial Group, Inc.

(b)	Address of the Principal Office or, if none, residence 7951 SW 6TH STREET, SUITE 216, PLANTATION, FL 33324

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock, $0.001 par value

(e)	CUSIP Number 48208F105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,193,496(1).

(b)	Percent of class: 9.99%.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,938,496(1).

	(ii)	Shared power to vote or to direct the vote 255,000(1).

	(iii)	Sole power to dispose or to direct the disposition of 1,938,496(1).

	(iv)	Shared power to dispose or to direct the disposition of 255,000(1).

(1) The shares consist of 255,000 shares held directly in a brokerage account, as well as 280,000 shares held directly in a brokerage account, as well as 537,634 shares issuable upon conversion of a promissory note, up to 933,362 shares issuable upon exercise of warrants, and 187,500 trigger shares. The share amount used for the purposes of the number shares issuable upon exercise of warrants were limited due to the maximum permitted exercise amount pursuant to the documents pursuant to which the warrants were granted.

CUSIP No. 48208F105	13G	Page 3 of 4 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐ .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

No.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 48208F105	13G	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2022 Date

Greentree Financial Group, Inc.

/s/ R. Chris Cottone Signature

R. Chris Cottone, Vice President Name/Title